Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300

April 13, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Inessa Kessman
Lisa Etheredge

Re:	Twilio Inc.
Current Report on Form 8-K Filed February 13, 2023
File No. 001-37806

Dear Ms. Kessman and Ms. Etheredge:

In the comment letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated April 5, 2023, the Staff requested that Twilio Inc. (the “Company”) respond to the Staff’s comments regarding the above referenced Form 8-K (File No. 001-37806) within ten business days of receipt of the Comment Letter.

Pursuant to the Company’s request by telephone conference with Inessa Kessman on April 13, 2023, the Company requests an extension of an additional ten business days from the original deadline so that the Company may devote the appropriate amount of time and resources to ensure a sufficient response. The Company plans to provide a response to the Comment Letter on or before May 3, 2023.

Please do not hesitate to call me at (650) 430-1175 with any questions.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Aidan Viggiano, Twilio Inc.

Dana Wagner, Twilio Inc.

Juliana Chen, Twilio Inc.

Nate Troup, Twilio Inc.

Colin Conklin, Wilson Sonsini Goodrich & Rosati, P.C.

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